Exhibit (h)



                         STERILE CONCEPTS HOLDINGS, INC.
                               5100 COMMERCE ROAD
                            RICHMOND, VIRGINIA 23234


                                  July 15, 1996



Dear Stockholder:

         Accompanying this letter is a copy of Amendment No. 1 to the Company's Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer commenced June 14, 1996 by a subsidiary of Maxxim Medical, Inc. at a cash price of $20 per share for all of the outstanding shares of Sterile Concepts Common Stock and associated share purchase rights. The offer was made pursuant to an Agreement and Plan of Merger dated June 10, 1996 among Sterile Concepts, Maxxim and the Maxxim subsidiary. The Amendment to the Schedule 14D-1 describes an unsolicited written proposal to acquire Sterile Concepts made by a company other than Maxxim and the Board of Directors' deliberations with respect thereto. We urge you to read the enclosed materials, together with those previously transmitted in connection with Maxxim's offer, carefully.

         After careful consideration, your Board of Directors determined not to pursue the unsolicited proposal. Your Board has unanimously approved the Maxxim transaction and determined that the terms of that transaction are fair to and in the best interests of Sterile Concepts stockholders. Accordingly, the Board of Directors continues to unanimously recommend that all Sterile Concepts' stockholders accept the Maxxim offer and tender their shares to Maxxim.

         On behalf of the Board of Directors,

                                          Sincerely,



                                          Paul J. Woo, Jr.
                                          President and
                                          Chief Executive Officer